Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com


05005011

(213) 683-6196
carolyndomen@paulhastings.com

January 4, 2005

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of December, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Paul Hastings
ATTORNEYS

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN DECEMBER, 2004

1. Special Report submitted to Kanto Local Finance Bureau (Exhibit 1) (English translation attached)

2. Announcement of Return of Substitutional Portion of Employee Welfare Pension Fund (Exhibit 2) (English translation attached)

3. Semi-Annual Report of 181st Fiscal year for the half year ended September 30, 2004 dated December 20, 2004 (Exhibit 3) (Brief explanation of Semi-annual Report in English attached)

4. Announcement that YAMAHA reaches basic agreement to acquire all common stock of Germany-based Steinberg Media Technologies GmbH from Pinnacle Systems (Exhibit 4) (English translation attached)

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年12月6日
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA　CORPORATION
【代表者の役職氏名】	代表取締役社長　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号　当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社　営業経理センター （東京都港区高輪二丁目17番11号） ヤマハ株式会社　営業事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番９号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1 【提出理由】

財政状態及び経営成績に著しい影響を与える事象が発生しましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第12号及び第19号の規定に基づき提出するものです。

2 【報告内容】

（1） 当該事象の発生年月日

平成16年12月１日（厚生労働省の認可日）

（2） 当該事象の内容

当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。

（3） 当該事象の損益及び連結損益に与える影響額

平成17年3月期の連結損益に与える影響額は19,790百万円（特別利益）、提出会社の損益に与える影響額は16,747百万円（特別利益）の見込みであります。

Cover

Document submitted:	Special Report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	December 6, 2004
Company Name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head Office:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Fumio Umeda, General Manager of Accounting & Finance Department
Closest Contact Address:	YAMAHA CORPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo
Telephone number:	03-5488-6611
Contact executive:	Kazushige Suto, General Manager of the Business Administration Center
Other locations where the documents is available for public inspection:	YAMAHA COPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo YAMAHA COPORATION Business Administration Center Osaka Office 3-12-9 Minamisenba, Chuo-ku, Osaka Tokyo Stock Exchange Co., Ltd. 2 -1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

1. Reason of Submission

Due to occurrence of an event extraordinarily influential to financial position as well as business results, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-12 and 19 on the disclosure of corporate operations.

2. Content of Report

(1) Specified date of the event concerned occurred

December 1, 2004 (The date of approval by the Ministry of Health, Labour and Welfare)

(2) Content of the event concerned

Following the promulgation of the Defined-Benefit Corporate Pension Law, YAMAMA CORPORATION and some of its domestic consolidated subsidiaries received permission from the Minister of Health, Labour and Welfare on December 1, 2004 to obtain reimbursement for payment of prior-year obligations associated with the substitutional portion of the employee welfare pension fund.

(3) Estimated income on consolidated and nonconsolidated basis created by the event concerned

Regarding the effect of the return the substitutional portion of the employee welfare pension fund on performance in the fiscal year ending March 31, 2005, the estimated reimbursement value is ¥19,790 million in consolidated extraordinary income and ¥16,747 million in nonconsolidated extraordinary income.

平成16年12月6日

各 位

会　社　名：ヤマハ株式会社
代　表　者：代表取締役社長　伊藤修二
コード番号：７９５１　　東証第１部
問合せ先　：広　報　部
TEL　０３－５４８８－６６０１

厚生年金基金の代行部分の返上に伴う過去分返上について

当社および一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月1日付で厚生労働大臣から過去分返上の認可を受けましたのでお知らせ致します。

平成17年3月期の連結損益に与える影響額は特別利益19,790百万円、当社の損益に与える影響額は特別利益16,747百万円の見込です。平成16年11月2日付け中間決算発表において通期業績の予想に含めて公表しておりますので、業績予想の修正はありません。

以　上

December 6, 2004

Company Name: YAMAHA CORPORATION
President and
Representative Director: Shuji Ito
Code Number: 7951(First Section of Tokyo Stock Exchange)

Return of Substitutional Portion of Employee Welfare Pension Fund

Following the promulgation of the Defined-Benefit Corporate Pension Law, YAMAHA and some of its domestic consolidated subsidiaries received permission from the Minister of Health, Labour and Welfare on December 1, 2004, to obtain reimbursement for payment of prior-year obligations associated with the substitutional portion of the employee welfare pension fund. Regarding the effect of the return the substitutional portion of the employee welfare pension fund on performance in the fiscal year ending March 31, 2005, the estimated reimbursement value was ¥19,790 million in consolidated extraordinary income and ¥16,747 million in nonconsolidated extraordinary income. In the interim performance report released on November 2, 2004, these factors were announced and included in bases of performance forecasts for the fiscal year. Accordingly, performance forecasts for the fiscal year have not been adjusted.

Please direct inquiries to:
YAMAHA CORPORATION
Corporate Communications Group,
Public Relations Division
Attention: Yoshikazu Tobe, General Manager
Takanawa 2-17-11, Minato-ku
Tokyo 108-8568, Japan
Tel: (03) 5488-6601, Fax: (03) 5488-5060

File No. ** - ****

Brief Explanation of Semi-Annual Report :

Semi-Annual Report of 181th fiscal year for the half-year ended September 30, 2004 dated December 20, 2004.

This information is Semi-Annual Report, so-called *Hanki Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-5 of the Stock Exchange Act for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Semi-Annual Report includes accounting status of the company and other significant subjects of business. The Semi-Annual Report also includes (I) summary of business, affiliates and employees (II) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital (V) information of accounting and audit report.

The Semi-Annual Reports states the following information :
As of September 30, 2004, the Company has 86 consolidated subsidiaries and 2 affiliates. For the half-year ended September 30, 2004, total sales of the consolidated amounted to 268,584 million yen (266,290 million yen for the half-year ended September 30, 2003). and the sales of the Company amounted to 187,605 million yen.
In this period, total ordinary profit of the consolidated amounted to 28,288 million yen (29,756 million yen for the half-year ended September 30, 2003) and the ordinary profit of the Company amounted to 22,574 million yen. Further, total net profit of the consolidated amounted to (6,115) million yen (26,258 million yen for the half-year ended September 30, 2003) and net profit of the Company amounted to (13,617) million yen in the same period. As of September 30, 2004, the number of regular employees of the consolidated is totally 18,822 (decreasing total 238 employees for the half-year ended September 30, 2003) and with regard to the Company, such number is 5,921 (decreasing 153 employees for one year). The total shareholders' equity was 253,635 million yen as of September 30, 2004.

- end -

半　期　報　告　書

（第181期中）　自　平成16年４月１日
至　平成16年９月30日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

第181期中（自平成16年４月１日　至平成16年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用して、平成16年12月20日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

ヤマハ株式会社

目　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成16年12月20日
【中間会計期間】	第181期中(自　平成16年４月１日　至　平成16年９月30日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター (東京都港区高輪二丁目17番11号) ヤマハ株式会社営業事業所管理センター大阪事務所 (大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第179期中	第180期中	第181期中	第179期	第180期
会計期間		自 平成14年4月１日 至 平成14年9月30日	自 平成15年4月１日 至 平成15年9月30日	自 平成16年4月１日 至 平成16年9月30日	自 平成14年4月１日 至 平成15年3月31日	自 平成15年4月１日 至 平成16年3月31日
売上高	(百万円)	253,763	266,290	268,584	524,763	539,506
経常利益	(百万円)	14,238	29,756	28,288	33,839	51,036
中間(当期)純利益又は中間純損失(△)	(百万円)	10,075	26,258	△6,115	17,947	43,541
純資産額	(百万円)	206,019	242,558	253,635	214,471	259,731
総資産額	(百万円)	523,866	536,376	524,656	512,716	508,731
１株当たり純資産額	(円)	999.26	1,176.57	1,230.33	1,040.06	1,259.28
１株当たり中間(当期)純利益又は中間純損失(△)	(円)	48.86	127.38	△29.66	86.65	210.63
潜在株式調整後１株当たり中間(当期)純利益	(円)	44.24	117.52	―	77.32	196.01
自己資本比率	(%)	39.3	45.2	48.3	41.8	51.1
営業活動によるキャッシュ・フロー	(百万円)	△300	10,687	7,823	33,052	58,349
投資活動によるキャッシュ・フロー	(百万円)	△11,441	△8,846	△10,203	△21,645	△18,775
財務活動によるキャッシュ・フロー	(百万円)	11,402	△1,608	12,638	△8,582	△50,141
現金及び現金同等物の中間期末(期末)残高	(百万円)	39,825	42,808	42,019	42,976	31,245
従業員数(外、平均臨時雇用者数)	(名)	18,669 (5,596)	19,060 (5,700)	18,822 (5,851)	18,547 (5,016)	18,842 (5,061)

(注) 1 売上高には、消費税等は含まれておりません。

2 持分法適用会社１社において転換社債を発行しておりますが、第181期中間連結会計期間の潜在株式調整後１株当たり中間純利益は、中間純損失が計上されている為、記載しておりません。

3 従業員数は就業人員数であります。

(2) 提出会社の経営指標等

回次		第179期中	第180期中	第181期中	第179期	第180期
会計期間		自 平成14年4月1日 至 平成14年9月30日	自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成14年4月1日 至 平成15年3月31日	自 平成15年4月1日 至 平成16年3月31日
売上高	(百万円)	172,098	179,907	187,605	334,078	345,354
経常利益	(百万円)	10,998	19,763	22,574	22,218	28,118
中間(当期)純利益又は中間純損失(△)	(百万円)	7,669	19,288	△13,617	7,706	25,579
資本金	(百万円)	28,533	28,533	28,534	28,533	28,534
発行済株式総数	(株)	206,523,263	206,523,263	206,524,626	206,523,263	206,524,626
純資産額	(百万円)	148,282	169,342	161,984	146,394	179,982
総資産額	(百万円)	291,774	356,379	324,895	347,499	337,029
1株当たり純資産額	(円)	718.43	820.65	785.03	709.03	871.65
1株当たり中間(当期)純利益又は中間純損失(△)	(円)	37.15	93.47	△65.99	36.95	123.38
潜在株式調整後1株当たり中間(当期)純利益	(円)	35.89	89.35	—	36.33	118.36
1株当たり中間(年間)配当額	(円)	5	5	7.5	10	15
自己資本比率	(%)	50.8	47.5	49.9	42.1	53.4
従業員数	(名)	6,239	6,074	5,921	6,109	5,920

(注) 1 売上高には、消費税等は含まれておりません。

2 第181期中間会計期間の潜在株式調整後1株当たり中間純利益は、中間純損失が計上されており、また潜在株式が存在しない為、記載しておりません。

3 従業員数は就業人員数であります。

2 【事業の内容】

当中間連結会計期間において、当社グループが営む事業の内容について、重要な変更事項はありません。

なお、レクリエーション事業における㈱キロロ開発公社は、平成16年7月1日付で当社が吸収合併し、解散いたしました。

3 【関係会社の状況】

当社の特定子会社であった㈱キロロ開発公社は、平成16年7月1日付で当社が吸収合併し、解散いたしました。

4 【従業員の状況】

(1) 連結会社の状況

(平成16年9月30日現在)

事業の種類別セグメントの名称	従業員数(名)
楽器	12,461 (4,411)
AV・IT	2,941 (561)
リビング	967 (283)
電子機器・電子金属	984 (44)
レクリエーション	646 (491)
その他	823 (61)
合計	18,822 (5,851)

(注) 1 従業員数は就業人員数であります。
2 従業員数欄の(外書)は、臨時従業員の当中間連結会計期間の平均雇用人員であります。

(2) 提出会社の状況

(平成16年9月30日現在)

従業員数(名)	5,921

(注) 従業員数は就業人員数であります。

(3) 労働組合の状況

特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間におけるわが国経済は、個人消費の緩やかな回復、好調な輸出・生産の拡大を背景とした民間設備投資の増加などにより、堅調に推移しました。また、海外の経済情勢に目を向けますと、米国やアジアで景気拡大が続いたほか、欧州でも景気回復が見られました。しかしながら、当中間連結会計期間後半には、原油価格高騰による世界経済への悪影響懸念や、中国の景気過熱の抑制措置への警戒などにより、不透明感が広がりました。

このような状況の中で当社は、中期経営計画「ＹＳＤ５０」の初年度に当たり、安定的高収益体質の構築をはじめとする経営課題に積極的に取り組んでまいりました。

販売状況につきましては、楽器事業が微増となったほか、ＡＶ・ＩＴ事業、電子機器・電子金属事業が売上げを伸ばしましたが、リビング事業、レクリエーション事業、その他の事業では売上げ減少となりました。

以上により、当中間連結会計期間の売上高は2,685億84百万円（前年同期比0.9％増加）となりました。このうち、国内売上高は1,637億78百万円（前年同期比1.2％増加）、海外売上高は1,048億５百万円（前年同期比0.3％増加）となりました。

損益につきましては、営業利益242億円（前年同期比8.4％減少）、経常利益282億88百万円（前年同期比4.9％減少）となりましたが、固定資産の減損に係る会計基準を早期適用したことから61億15百万円の中間純損失（前年同期は中間純利益262億58百万円）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、北米市場で売上げ減少となりましたが、国内市場と中国市場が伸長したことから、全体としては売上げ増加となりました。

ピアノは、北米市場の不振、国内市場の総需要減少傾向により売上げ減少となりました。電子楽器は、国内市場で新型エレクトーン「ステージア」が好評を博したことから、売上げ増加となりました。また、管・弦・打楽器は前年並みとなりました。

教室収入は、音楽教室では幼児・児童生徒数に下げ止まり感がでてきたことに加え、大人の音楽教室が順調に拡大しました。英語教室は、前年並みとなりました。

着信メロディー配信サービスは、海外市場が伸長し売上げは微増となりました。

以上により、当事業の売上高は1,511億65百万円（前年同期比1.4％増加）、営業利益は98億95百万円（前年同期比2.1％増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、欧米市場でＡＶレシーバーとホームシアターのシステム商品が好調に推移し、売上げ増加となりました。情報通信機器も、企業向けルーターが大幅に売上げを伸ばしました。

以上により、当事業の売上高は368億18百万円（前年同期比8.3％増加）、営業利益は24億36百万円（前年同期比70.5％増加）となりました。

（リビング事業）

主力商品のシステムキッチンとシステムバスが競争の激化から伸び悩み、新商品も苦戦したことから売上げ減少となりました。

以上により、当事業の売上高は212億14百万円（前年同期比8.5％減少）、営業損失は１億15百万円（前年同期は営業利益11億５百万円）となりました。

（電子機器・電子金属事業）

半導体は、携帯電話用音源ＬＳＩがアジア市場向けを中心に売上げ増加となりましたが、損益につきましては利益率の低下により減益となりました。電子金属事業は、ＩＴ機器、デジタル家電商品の好調に支えられ売上げを伸ばしました。

以上により、当事業の売上高は383億79百万円（前年同期比5.5％増加）、営業利益は131億92百万円（前年同期比6.8％減少）となりました。

（レクリエーション事業）

国内旅行市場の厳しい市況の中で、猛暑や台風による集客減少により、売上げ減少となりました。なお、経営効率を高めるため、本年７月１日に当社の子会社である㈱キロロ開発公社を吸収合併いたしました。

以上により、当事業の売上高は94億13百万円（前年同期比8.6％減少）、営業損失は11億54百万円（前年同期は営業損失４億64百万円）となりました。

（その他の事業）

ゴルフ事業は、国内は引き続き好調に推移したものの、輸出減少により前年並みとなりました。金型・部品事業は、携帯電話用マグネシウム部品が携帯電話の在庫調整による受注減により、売上げ減少となりました。また、自動車用内装部品事業は、売上げ減少となりました。

以上により、当事業の売上高は115億92百万円（前年同期比12.9％減少）、営業損失は54百万円（前年同期は営業利益４億93百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,715億30百万円（前年同期比1.4％増加）、営業利益は232億75百万円（前年同期比8.2％増加）、北米は、売上高392億12百万円（前年同期比3.2％減少）、営業利益は19億99百万円（前年同期比1.2％減少）、欧州は、売上高388億94百万円（前年同期比2.0％増加）、営業利益は22億32百万円（前年同期比2.6％減少）、アジア・オセアニア・その他の地域は、売上高189億47百万円（前年同期比2.4％増加）、営業利益は27億96百万円（前年同期比7.1％増加）となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における現金及び現金同等物（以下「資金」という。）は、111億12百万円増加（前中間連結会計期間は６億３百万円減少）し、当中間連結会計期間末残高は420億19百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前中間純損失が42億81百万円（前中間連結会計期間は中間純利益287億19百万円）となりましたが、減損損失325億49百万円が含まれており、営業活動の結果得られた資金は78億23百万円（前中間連結会計期間に得られた資金は106億87百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は102億３百万円（前中間連結会計期間に使用した資金は88億46百万円）となりました。

（財務活動によるキャッシュ・フロー）

主に短期借入金の借入により、財務活動によって得られた資金は126億38百万円（前中間連結会計期間に使用した資金は16億８百万円）となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	生産高(百万円)	前年同期比(%)
楽器	110,565	111.1
ＡＶ・ＩＴ	37,608	122.2
リビング	19,516	91.1
電子機器・電子金属	41,424	105.5
その他	10,345	85.9
合計	219,459	108.1

(注) 1 金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
2 上記の金額には、消費税等は含まれておりません。

(2) 受注実績

当社グループは、製品の性質上、原則として見込生産を行っております。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	販売高(百万円)	前年同期比(%)
楽器	151,165	101.4
ＡＶ・ＩＴ	36,818	108.3
リビング	21,214	91.5
電子機器・電子金属	38,379	105.5
レクリェーション	9,413	91.4
その他	11,592	87.1
合計	268,584	100.9

(注) 1 金額は外部顧客に対する売上高であります。
2 上記の金額には、消費税等は含まれておりません。

3 【対処すべき課題】

当中間連結会計期間において、当社グループが対処すべき課題について、重要な変更はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、新たに締結した経営上の重要な契約等はありません。

5 【研究開発活動】

当社グループでは、コアコンピタンスである「音」を中心に、グループの総合力を活かした独創的な新商品・新規事業創出に向けた研究開発活動を進めており、様々な場面での新たな音楽の楽しみ方を提案するため、音源、通信・ネットワーク、ＤＳＰ、デバイス等の要素技術やその応用に関する研究開発に取り組んでおります。

当社グループの研究開発体制は、楽器事業、ＡＶ・ＩＴ事業、電子機器事業は当社、電子金属事業はヤマハメタニクス㈱、リビング事業はヤマハリビングテック㈱、その他の事業は当社及びヤマハファインテック㈱の技術開発部門が主となって構成しております。

当中間連結会計期間における主な成果を事業の種類別セグメントで示すと次の通りであります。

尚、当中間連結会計期間の研究開発費の総額は112億83百万円であります。

1　楽器事業

楽器関連では、世界初のインターネットダイレクトコネクション機能により電子ピアノの新しい楽しみ方を提案するクラビノーバ「ＣＶＰ」シリーズをはじめ、ハンマー位置情報を連続検出する新開発のグレースケールシャッターにより記録再生機能をさらに高精度化させた「サイレントアンサンブルピアノ™・プロフェッショナルモデルＸＰ特注」、３次元ＣＡＤ技術を用いて曲面加工を最適化しボディ共振による弾き込み加速効果を加えたバイオリン「Ａｒｔｉｄａ　ＹＶＮ１００／２００」などを開発し商品化しました。

コンテンツ配信関連では、ヤマハならではのピアノ資産を活かし実際のピアノ演奏音を高音質の着うた®フォーマットで提供する「ピアノハーツ（着ピアノ）」の配信サービスなどを展開しております。

また、音楽・メディア制作ソフトウェアとハードウェアの有機的融合を実現するシステムを開発するため、独スタインバーグ社との共同開発プロジェクト、ＳＴＵＤＩＯ　ＣＯＮＮＥＣＴＩＯＮＳを推進しております。

研究開発費は55億97百万円であります。

2　ＡＶ・ＩＴ事業

ＡＶ機器関連では、新開発のＡ－ＹＳＴⅡやリニアポートを搭載しクリアでスピード感のある重低音を実現したサブウーファー「ＹＳＴ－ＳＷ５１５」をはじめ、業界最薄55ｍｍで5.1ｃｈ最大出力500Ｗを実現したＡＶアンプ「ＲＸ－ＳＬ８０」、新開発の高音質ディスクリート５ｃｈデジタルアンプを搭載したＤＶＤホームシアターシステム「ＤＶＸ－Ｓ１５０」などを開発し商品化しました。また、米国の高級スピーカーメーカー、クリプシュ・オーディオ・テクノロジーズ社との業務提携により、スピーカー及びホームシアタービジネスなどＡＶ・ＩＴ事業の拡大を目指し共同商品開発を進めております。

情報通信機器関連では、企業ネットワーク（ＩＰ－ＶＰＮ、広域イーサネット）の専用線から光回線への移行に対応したイーサアクセスＶＰＮルーター「ＲＴＸ１５００」などを開発し商品化しました。

研究開発費は24億78百万円であります。

3　リビング事業

システムバス関連では、シンプルなデザインとコストパフォーマンスに優れた普及価格帯モデル「ＡＸ」シリーズを新たに開発し商品化しました。

システムキッチン関連では、人造大理石のマーブルシンクをはじめＴ９０カウンター、Ｃ（サイクロン）フードⅡ、サラットカーゴ、キッチンサウンドシステムなどの各種新機能を盛り込んだ中高級価格帯ＮＥＷ「ドルチェ」を開発し発表しました。

研究開発費は６億43百万円であります。

4　電子機器・電子金属事業

電子機器関連では、スピーカー直接接続による新方式ピュアパルスダイレクトスピーカードライブ回路を搭載しＬＣフィルターレスによる省スペース化と音質低下の排除を達成した、クラス最高水準の高音質特性を実現する新デジタルアンプＩＣ「ＹＤＡ１３８」を開発し商品化しました。

電子金属関連では、銅合金と銅系コネクター材の開発を進めております。

研究開発費は20億56百万円であります。

5　その他の事業

ゴルフ用品では、好評の「ｉｎｐｒｅｓ」シリーズのラインナップを拡充し、反発係数0.88を超える超高反発ヘッドを実現したドライバーをはじめとするベテラン向け「ｉｎｐｒｅｓ　ＧＲＸ」などを開発し商品化しました。

ＦＡ機器関連では、高密度・両面基板の効率的で正確な検査を可能にするステップ・アンド・リピート方式を採用した導通絶縁検査装置「Ｍ４０２」などを開発し商品化しました。

研究開発費は５億７百万円であります。

当社グループの当中間連結会計期間末における日本の特許及び実用新案の合計所有数は4,206件であります。

(注)「着うた」は、㈱ソニー・ミュージックエンタテインメントの登録商標です。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等の計画はありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	700,000,000
計	700,000,000

(注) 定款での定めは、次の通りであります。
当会社が発行する株式の総数は、7億株とする。
但し、株式の消却が行われた場合は、これに相当する株式数を減ずる。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成16年9月30日)	提出日現在発行数(株)(平成16年12月20日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	206,524,626	206,524,626	東京証券取引所(市場第一部)	―
計	206,524,626	206,524,626	―	―

(2) 【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成16年9月30日	―	206,524,626	―	28,534	―	40,054

(4) 【大株主の状況】

(平成16年9月30日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番3号	19,849	9.61
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目8番11号	13,450	6.51
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番2号	8,918	4.32
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	東京都中央区晴海一丁目8番12号 晴海アイランドトリトンスクエアオフィスタワーZ棟	8,779	4.25
株式会社静岡銀行	静岡県静岡市呉服町一丁目10番地	8,349	4.04
住友生命保険相互会社 (常任代理人 日本トラスティ・サービス信託銀行株式会社)	大阪府大阪市中央区城見一丁目4番35号 (東京都中央区晴海一丁目8番11号)	7,300	3.53
日本生命保険相互会社	東京都千代田区丸の内一丁目6番6号 日本生命証券管理部内	6,838	3.31
株式会社みずほコーポレート銀行 (常任代理人 資産管理サービス信託銀行株式会社)	東京都千代田区丸の内一丁目3番3号 (東京都中央区晴海一丁目8番12号 晴海アイランドトリトンスクエアオフィスタワーZ棟)	5,775	2.80
株式会社三井住友銀行	東京都千代田区有楽町一丁目1番2号	5,202	2.52
日本土地建物株式会社	東京都千代田区霞が関一丁目4番1号	3,382	1.64
計	―	87,847	42.54

(注) 1 上記の所有株式数のうち、信託業務に係る株式数は次の通りであります。

日本マスタートラスト信託銀行株式会社(信託口)	19,849千株
日本トラスティ・サービス信託銀行株式会社(信託口)	13,450千株
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	8,779千株

2 株式会社みずほコーポレート銀行は、上記以外に当社株式850千株をみずほ信託銀行株式会社へ信託財産として委託しております。信託契約書上、議決権の行使は株式会社みずほコーポレート銀行が指図権を留保しております。

3 みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有株式数8,779千株のうち、8,288千株について、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。

4　バークレイズ・グローバル・インベスターズ信託銀行株式会社から、平成16年４月13日付で提出された大量保有報告書により同社及び共同保有者（計９名）が次の通り株式を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 （共同保有）	住所	所有株式数 （千株）	発行済株式総数に対する 所有株式数の割合（％）
バークレイズ・グローバル・インベスターズ信託銀行株式会社	〒150-8402 東京都渋谷区広尾１丁目１番39号	2,187	1.06
バークレイズ・グローバル・インベスターズ株式会社	〒150-8402 東京都渋谷区広尾１丁目１番39号	1,994	0.97
バークレイズ・グローバル・インベスターズ投信株式会社	〒150-8402 東京都渋谷区広尾１丁目１番39号	943	0.46
バークレイズ・グローバル・インベスターズ、エヌ・エイ	〒94105 アメリカ合衆国　カリフォルニア州 サンフランシスコ市 フリーモント・ストリート45	3,161	1.53
バークレイズ・グローバル・ファンド・アドバイザーズ	〒94105 アメリカ合衆国　カリフォルニア州 サンフランシスコ市 フリーモント・ストリート45	652	0.32
バークレイズ・グローバル・インベスターズ・オーストラリア・リミテッド	〒2000 オーストラリア　ニュー・サウス・ウェールズ州　シドニー ハーリントン・ストリート111	134	0.07
バークレイズ・グローバル・インベスターズ・リミテッド	〒ＥＣ３Ｎ　４ＨＨ 英国　ロンドン市 ロイヤル・ミント・コート１	1,036	0.50
バークレイズ・ライフ・アシュアランス・カンパニー・リミテッド	〒ＥＣ３Ｐ　３ＡＨ 英国　ロンドン市 ロンバード・ストリート54	19	0.01
バークレイズ・キャピタル・セキュリティーズ・リミテッド	〒ＥＣ３Ｐ　３ＡＨ 英国　ロンドン市 ロンバード・ストリート54	1,064	0.52
計	―	11,192	5.42

5　野村證券株式会社から、平成16年９月15日付で提出された大量保有報告書により同社及び共同保有者（計５名）が次の通り株式を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 （共同保有）	住所	所有株式数 （千株）	発行済株式総数に対する 所有株式数の割合（％）
野村證券株式会社	東京都中央区日本橋一丁目９番１号	251	0.12
ＮＯＭＵＲＡ ＳＥＣＵＲＩＴＩＥＳ ＩＮＴＥＲＮＡＴＩＯＮＡＬ，Ｉｎｃ．	2 World Financial Center, Building B New York, N.Y. 10281-1198	10	0.00
ＮＯＭＵＲＡ　ＨＯＬＤＩＮＧ ＡＭＥＲＩＣＡ　Ｉｎｃ．	2 World Financial Center, Building B New York, N.Y. 10281-1198	20	0.01
野村アセットマネジメント株式会社	東京都中央区日本橋一丁目12番１号	14,699	7.12
野村信託銀行株式会社	東京都千代田区大手町二丁目２番２号	40	0.02
計	―	15,021	7.27

6　モルガン・スタンレー・ジャパン・リミテッドから、平成16年10月15日付で提出された大量保有報告書により同社及び共同保有者(計11名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 (共同保有)	住所	所有株式数 (千株)	発行済株式総数に対する 所有株式数の割合(%)
モルガン・スタンレー・ジャパン・リミテッド	ケイマン諸島、グランドケイマン、ジョージタウン、サウスチャーチ・ストリート、ユグランドハウス私書箱309号	1,567	0.76
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	1585 Broadway, New York, NY 10036	141	0.07
モルガン・スタンレー・アンド・カンパニー・インターナショナル・リミテッド	25 Cabot Square Canary Wharf London E14 4QA U.K.	4,807	2.33
エムエスディーダブリュ・エクイティー・ファイナンス・サービセズⅠ(ケイマン)・リミテッド	c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House, South Church Street George Town, Grand Cayman	540	0.26
モルガン・スタンレー・キャピタル(ルクセンブルグ)エス・エー	38-40 rue Sainte Zithe L-2763 Luxembourg	296	0.14
エムエスディーダブリュ・エクイティー・ファイナンシング・サービセズ(ルクス)エス・アー・エール・エル	38-40 rue Sainte Zithe L-2763 Luxembourg	1,696	0.82
モルガン・スタンレー・インベストメント・マネジメント・リミテッド	25 Cabot Square Canary Wharf London E14 4QA U.K.	3,194	1.55
モルガン・スタンレー・アセット・マネジメント投信株式会社	〒150-6009 東京都渋谷区恵比寿四丁目20番３号 恵比寿ガーデンプレイスタワー	1,449	0.70
モルガン・スタンレー・インベストメント・マネジメント・インク	1221 Avenue of the Americas, New York, NY 10020, USA	1,380	0.67
モルガン・スタンレー・インベストメント・アドバイザーズ・インク	1221 Avenue of the Americas, New York, NY 10020, USA	227	0.11
ヴァン・カンペン・アセット・マネジメント	1221 Avenue of the Americas, New York, NY 10020, USA	3	0.00
計	―	15,305	7.41

(5) 【議決権の状況】

① 【発行済株式】

(平成16年9月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 183,400	—	—
完全議決権株式(その他)	普通株式 206,056,400	2,060,564	—
単元未満株式	普通株式 284,826	—	—
発行済株式総数	206,524,626	—	—
総株主の議決権	—	2,060,564	—

(注) 「完全議決権株式(その他)」には証券保管振替機構名義の株式1,200株(議決権12個)が含まれております。

② 【自己株式等】

(平成16年9月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) ヤマハ株式会社	静岡県浜松市中沢町 10番1号	183,400	—	183,400	0.09
計	—	183,400	—	183,400	0.09

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成16年4月	5月	6月	7月	8月	9月
最高(円)	2,200	2,020	1,843	1,819	1,681	1,746
最低(円)	1,895	1,605	1,650	1,600	1,496	1,600

(注) 上記の株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５ 【経理の状況】

１ 中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。)に基づいて作成しております。

尚、前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成しております。

尚、前中間会計期間(平成15年４月１日から平成15年９月30日まで)は、改正前の中間財務諸表等規則に基づき、当中間会計期間(平成16年４月１日から平成16年９月30日まで)は、改正後の中間財務諸表等規則に基づいて作成しております。

２ 監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)及び当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の中間連結財務諸表並びに前中間会計期間(平成15年４月１日から平成15年９月30日まで)及び当中間会計期間(平成16年４月１日から平成16年９月30日まで)の中間財務諸表について、新日本監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末 （平成15年９月30日）			当中間連結会計期間末 （平成16年９月30日）			前連結会計年度の 要約連結貸借対照表 （平成16年３月31日）		
		金額（百万円）		構成比 （%）	金額（百万円）		構成比 （%）	金額（百万円）		構成比 （%）
（資産の部）										
Ⅰ 流動資産										
1 現金及び預金	※2		44,248			42,521			32,053	
2 受取手形及び売掛金			91,034			88,057			81,114	
3 有価証券	※2		850			1,250			1,150	
4 棚卸資産			86,493			89,407			72,146	
5 繰延税金資産			11,061			17,361			12,291	
6 その他	※5		5,549			6,075			5,337	
7 貸倒引当金			△2,421			△2,226			△2,389	
流動資産合計			236,815	44.2		242,447	46.2		201,704	39.6
Ⅱ 固定資産										
(1) 有形固定資産	※1,2									
1 建物及び構築物		66,371			44,571			66,524		
2 機械装置及び運搬具		21,015			22,240			20,591		
3 工具器具備品		12,093			13,424			13,211		
4 土地		76,776			64,288			75,362		
5 建設仮勘定		2,317	178,574		1,639	146,164		2,978	178,667	
(2) 無形固定資産			1,081			1,068			944	
(3) 投資その他の資産										
1 投資有価証券	※2	91,173			103,599			101,017		
2 繰延税金資産		21,029			22,427			17,379		
3 その他		8,991			10,170			10,102		
4 貸倒引当金		△1,290	119,904		△1,220	134,977		△1,083	127,415	
固定資産合計			299,560	55.8		282,209	53.8		307,026	60.4
資産合計			536,376	100.0		524,656	100.0		508,731	100.0

区分	注記番号	前中間連結会計期間末(平成15年９月30日) 金額(百万円)		構成比(%)	当中間連結会計期間末(平成16年９月30日) 金額(百万円)		構成比(%)	前連結会計年度の要約連結貸借対照表(平成16年３月31日) 金額(百万円)		構成比(%)
(負債の部)										
Ⅰ 流動負債										
1 支払手形及び買掛金			42,524			47,088			39,947	
2 短期借入金			34,150			35,302			16,711	
3 一年以内償還の転換社債			24,317			—			—	
4 一年以内返済の長期借入金			4,333			26,612			7,388	
5 未払費用及び未払金			37,379			39,575			45,888	
6 未払法人税等			—			9,704			2,492	
7 諸引当金			3,026			3,687			3,065	
8 その他	※5		11,352			7,229			8,101	
流動負債合計			157,083	29.3		169,200	32.3		123,596	24.3
Ⅱ 固定負債										
1 長期借入金			28,134			3,746			24,772	
2 再評価に係る繰延税金負債			13,568			14,353			13,569	
3 退職給付引当金			52,456			47,433			50,012	
4 役員退職慰労引当金			877			890			939	
5 長期預り金			36,137			29,581			30,799	
6 その他			1,812			1,839			1,798	
固定負債合計			132,987	24.8		97,845	18.6		121,891	23.9
負債合計			290,071	54.1		267,046	50.9		245,488	48.2
(少数株主持分)										
少数株主持分			3,746	0.7		3,974	0.8		3,511	0.7
(資本の部)										
Ⅰ 資本金			28,533	5.3		28,534	5.4		28,534	5.6
Ⅱ 資本剰余金			40,052	7.5		40,054	7.6		40,054	7.9
Ⅲ 利益剰余金			187,983	35.0		188,658	36.0		203,485	40.0
Ⅳ 土地再評価差額金			15,417	2.9		22,088	4.2		15,866	3.1
Ⅴ その他有価証券評価差額金			5,473	1.0		8,806	1.7		10,979	2.2
Ⅵ 為替換算調整勘定			△34,660	△6.5		△34,244	△6.5		△38,937	△7.7
Ⅶ 自己株式			△242	△0.0		△262	△0.1		△252	△0.0
資本合計			242,558	45.2		253,635	48.3		259,731	51.1
負債、少数株主持分及び資本合計			536,376	100.0		524,656	100.0		508,731	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間（自 平成15年4月1日 至 平成15年9月30日）			当中間連結会計期間（自 平成16年4月1日 至 平成16年9月30日）			前連結会計年度の要約連結損益計算書（自 平成15年4月1日 至 平成16年3月31日）		
		金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			266,290	100.0		268,584	100.0		539,506	100.0
Ⅱ 売上原価			164,416	61.7		165,747	61.7		338,057	62.7
売上総利益			101,873	38.3		102,837	38.3		201,449	37.3
延払未実現利益			95			130			244	
合計売上総利益			101,969	38.3		102,968	38.3		201,693	37.4
Ⅲ 販売費及び一般管理費										
1 販売手数料		1,188			1,243			2,470		
2 運送費		6,510			6,862			13,266		
3 広告費及び販売促進費		10,222			11,727			22,424		
4 諸引当金繰入額	※1	5,123			4,667			9,726		
5 人件費		31,005			31,483			63,352		
6 地代家賃		1,746			1,846			3,430		
7 減価償却費		2,398			2,638			4,762		
8 その他		17,355	75,552	28.4	18,298	78,767	29.3	37,201	156,637	29.0
営業利益			26,416	9.9		24,200	9.0		45,056	8.4
Ⅳ 営業外収益										
1 受取利息		150			158			281		
2 受取配当金		212			333			257		
3 持分法による投資利益		5,257			5,603			10,447		
4 その他		936	6,557	2.5	863	6,959	2.6	1,853	12,841	2.4
Ⅴ 営業外費用										
1 支払利息		783			445			1,535		
2 売上割引		2,096			1,923			4,378		
3 その他		338	3,217	1.2	503	2,871	1.1	948	6,861	1.3
経常利益			29,756	11.2		28,288	10.5		51,036	9.5
Ⅵ 特別利益										
1 固定資産売却益	※2	78			208			123		
2 諸引当金戻入額		94			184			343		
3 投資有価証券売却益		20			198			5		
4 子会社株式売却益		—			—			14		
5 子会社清算益		—	193	0.1	—	592	0.2	126	613	0.1
Ⅶ 特別損失										
1 固定資産除却損	※3	549			605			2,420		
2 減損損失	※4	—			32,549			—		
3 投資有価証券評価損		19			4			110		
4 関係会社株式評価損		67			2			393		
5 構造改革費用	※5	252			—			6		
6 課徴金	※6	341			—			339		
7 社会保険料の総報酬制移行に伴う一時費用		—	1,230	0.5	—	33,161	12.3	922	4,193	0.8
税金等調整前中間(当期)純利益又は税金等調整前中間純損失(△)			28,719	10.8		△4,281	△1.6		47,456	8.8
法人税、住民税及び事業税		2,321			9,198			4,769		
法人税等調整額		△164	2,157	0.8	△7,722	1,475	0.6	△1,387	3,382	0.6
少数株主利益			303	0.1		358	0.1		532	0.1
中間(当期)純利益又は中間純損失(△)			26,258	9.9		△6,115	△2.3		43,541	8.1

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)		当中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)		前連結会計年度の 連結剰余金計算書 (自 平成15年4月1日 至 平成16年3月31日)	
区分	注記番号	金額(百万円)		金額(百万円)		金額(百万円)	
(資本剰余金の部)							
I 資本剰余金期首残高			40,052		40,054		40,052
II 資本剰余金増加高							
1 転換社債の転換		—	—	—	—	1	1
III 資本剰余金 中間期末(期末)残高			40,052		40,054		40,054
(利益剰余金の部)							
I 利益剰余金期首残高			162,344		203,485		162,344
II 利益剰余金増加高							
1 中間(当期)純利益		26,258		—		43,541	
2 連結会社増減に伴う 増加高		545		—		545	
3 持分変動に伴う増加高		109		—		—	
4 持分変動に伴う 土地再評価差額金取崩高		—		162		569	
5 連結子会社の決算期 変更に伴う増加高		64	26,977	—	162	64	44,721
III 利益剰余金減少高							
1 配当金		1,031		2,063		2,063	
2 役員賞与金		82		121		82	
3 中間純損失		—		6,115		—	
4 連結会社増減に伴う 減少高		116		36		116	
5 持分変動に伴う減少高		—		192		95	
6 土地再評価差額金取崩高		106		6,460		1,220	
7 持分変動に伴う 土地再評価差額金取崩高		0	1,337	—	14,990	—	3,579
IV 利益剰余金 中間期末(期末)残高			187,983		188,658		203,485

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成15年４月１日 至 平成15年９月30日) 金額(百万円)	当中間連結会計期間 (自 平成16年４月１日 至 平成16年９月30日) 金額(百万円)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成15年４月１日 至 平成16年３月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益又は税金等調整前中間純損失(△)		28,719	△4,281	47,456
2 減価償却費		8,702	9,505	17,522
3 減損損失		―	32,549	―
4 連結調整勘定償却額		63	38	173
5 貸倒引当金の増減額		△197	△80	△407
6 投資有価証券評価損		19	4	110
7 関係会社株式評価損		67	2	393
8 退職給付引当金の増減額		△1,579	△2,611	△3,983
9 受取利息及び受取配当金		△363	△491	△539
10 支払利息		783	445	1,535
11 為替差損益		154	△81	217
12 持分法による投資損益		△5,257	△5,603	△10,447
13 投資有価証券売却益		△20	△198	△5
14 子会社株式売却益		―	―	△14
15 子会社清算益		―	―	△126
16 固定資産売却益		△78	△208	△123
17 固定資産除却損		549	605	2,420
18 構造改革費用		252	―	6
19 課徴金		341	―	339
20 売上債権の増減額		△10,284	△5,087	△698
21 棚卸資産の増減額		△7,421	△14,886	6,346
22 仕入債務の増減額		3,668	6,262	1,283
23 その他		△4,230	△6,251	2,791
小計		13,888	9,631	64,248
24 利息及び配当金の受取額		786	969	1,301
25 利息の支払額		△824	△426	△1,582
26 課徴金の支払額		△341	―	△339
27 法人税等の支払額		△2,821	△2,350	△5,278
営業活動によるキャッシュ・フロー		10,687	7,823	58,349

		前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度の 要約連結キャッシュ・ フロー計算書 (自　平成15年４月１日 至　平成16年３月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅱ　投資活動による キャッシュ・フロー				
1　定期預金の増減額(純額)		101	343	697
2　有形固定資産の取得による支出		△9,106	△12,769	△18,721
3　有形固定資産の売却による収入		275	1,886	552
4　投資有価証券の取得による支出		△164	△111	△266
5　投資有価証券の売却・償還による収入		140	272	371
6　出資金の払込による支出		△550	△21	△2,156
7　貸付けによる支出		△20	△11	△77
8　貸付金の回収による収入		478	208	825
9　その他		0	△1	0
投資活動によるキャッシュ・フロー		△8,846	△10,203	△18,775
Ⅲ　財務活動による キャッシュ・フロー				
1　短期借入金の増減額（純額）		6,612	18,032	△11,179
2　長期借入れによる収入		300	1,323	2,651
3　長期借入金の返済による支出		△6,390	△3,375	△8,778
4　転換社債の償還による支出		―	―	△24,314
5　会員預託金の預りによる収入		―	7	―
6　会員預託金の返還による支出		△710	△1,224	△6,049
7　自己株式の取得による支出		△12	△11	△23
8　配当金の支払額		△1,031	△2,063	△2,063
9　少数株主への配当金支払額		△375	△50	△384
財務活動によるキャッシュ・フロー		△1,608	12,638	△50,141
Ⅳ　現金及び現金同等物に係る換算差額		△836	853	△1,599
Ⅴ　現金及び現金同等物の増減額		△603	11,112	△12,167
Ⅵ　現金及び現金同等物の期首残高		42,976	31,245	42,976
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高		1,150	―	1,150
Ⅷ　除外連結子会社の現金及び現金同等物の期首残高		△127	△337	△127
Ⅸ　連結子会社の決算期変更に伴う現金及び現金同等物の増減額		△587	―	△587
Ⅹ　現金及び現金同等物の中間期末(期末)残高	※１	42,808	42,019	31,245

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
１　連結の範囲に関する事項 (1) 連結子会社　90社 主要な連結子会社名 ヤマハリビングテック㈱ ヤマハメタニクス㈱ ㈱キロロ開発公社 Yamaha Corporation of America Yamaha Music Holding Europe G.m.b.H. Yamaha Music Central Europe G.m.b.H. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響(中国)投資有限公司 当中間連結会計期間より、新たに国内子会社５社と海外子会社２社の計７社を連結の範囲に含めております。また、海外子会社１社を連結の範囲から除外しております。	１　連結の範囲に関する事項 (1) 連結子会社　86社 主要な連結子会社名 ヤマハリビングテック㈱ ヤマハメタニクス㈱ Yamaha Corporation of America Yamaha Music Holding Europe G.m.b.H. Yamaha Music Central Europe G.m.b.H. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響(中国)投資有限公司 当中間連結会計期間より、新たに海外子会社１社を連結の範囲に含めております。また、国内子会社３社と海外子会社１社の計４社を連結の範囲から除外しております。	１　連結の範囲に関する事項 (1) 連結子会社　89社 主要な連結子会社の名称は、「第１企業の概況　４関係会社の状況」に記載している為、省略しております。 当連結会計年度より、新たに国内子会社５社と海外子会社２社の計７社を連結の範囲に含めております。また、海外子会社２社を連結の範囲から除外しております。
(2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、中間純損益及び利益剰余金等を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。	(2)　　　同左	(2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。
２　持分法の適用に関する事項 (1) 持分法を適用した関連会社数 ２社 主要な関連会社名 ヤマハ発動機㈱	２　持分法の適用に関する事項 (1) 持分法を適用した関連会社数 同左	２　持分法の適用に関する事項 (1) 持分法を適用した関連会社数 同左
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ中間連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 同左	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
3　連結子会社の中間決算日等に関する事項 連結子会社の中間決算日は、P.T.Yamaha Indonesia、P.T.Yamaha Music Indonesia (Distributor)、P.T.Yamaha Music Manufacturing Indonesia、P.T.Yamaha Music Manufacturing Asia、P.T.Yamaha Musical Products Indonesia、P.T.Yamaha Electronics Manufacturing Indonesia、Yamaha de Mexico, S.A.de C.V.、Yamaha Electronics Manufacturing (M) Sdn.Bhd.、Yamaha Music (Malaysia) Sdn.Bhd.他3社、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司、Yamaha Music (Asia) Pte. Ltd.他2社を除いてすべて、当社と同一であります。 上記20社の中間決算日は6月30日であり、従来は同中間決算日現在の中間財務諸表を使用しておりましたが、当中間連結会計期間より中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。	3　連結子会社の中間決算日等に関する事項 連結子会社の中間決算日は、Yamaha de Mexico, S.A.de C.V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の6社を除いてすべて、当社と同一であります。 上記6社の中間決算日は6月30日であり、中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。	3　連結子会社の事業年度等に関する事項 連結子会社の決算日は、Yamaha de Mexico, S.A.de C.V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の6社を除いてすべて、当社と同一であります。 上記6社の決算日は12月31日であり、従来は同決算日現在の財務諸表を使用しておりましたが、当連結会計年度より連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。 なお、P.T.Yamaha Music Manufacturing Asia他12社は、当連結会計年度より決算日を12月31日から3月31日に変更しております。
4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)有価証券 満期保有目的の債券 償却原価法(定額法) その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 2)デリバティブ 時価法 3)棚卸資産 当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 2)デリバティブ 同左 3)棚卸資産 同左	4　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 1)有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左 2)デリバティブ 同左 3)棚卸資産 同左

前中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)
(2) 重要な減価償却資産の減価償却方法 1)有形固定資産 主として定率法によっております。但し、当社のレクリエーション事業に係る施設、及び一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年)	(2) 重要な減価償却資産の減価償却方法 1)有形固定資産 主として定率法によっております。但し、一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年) (会計処理の変更) レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当中間連結会計期間の減価償却費は651百万円増加し、経常利益、税金等調整前中間純利益はそれぞれ651百万円減少しております。 なお、セグメント情報に与える影響については、当該箇所に記載しております。	(2) 重要な減価償却資産の減価償却方法 1)有形固定資産 主として定率法によっております。但し、当社のレクリエーション事業に係る施設、及び一部の連結子会社は定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年)
(3) 重要な引当金の計上基準 1)貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については、個別に回収可能性を検討し、回収不能見込額を計上しております。	(3) 重要な引当金の計上基準 1)貸倒引当金 同左	(3) 重要な引当金の計上基準 1)貸倒引当金 同左

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
２）退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。	２）退職給付引当金 同左 （追加情報） 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 なお、重要な後発事象に記載のとおり、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。	２）退職給付引当金 従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 （追加情報） 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当連結会計年度末日現在において測定された返還相当額（最低責任準備金）は23,512百万円であり、当該返還相当額（最低責任準備金）の支払が当連結会計年度末日に行われたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44－２項を適用した場合に生じる損益の見込額は18,343百万円（利益）です。
３）役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。	３）役員退職慰労引当金 同左	３）役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。

前中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 1)ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。	(6) 重要なヘッジ会計の方法 1)ヘッジ会計の方法 同左	(6) 重要なヘッジ会計の方法 1)ヘッジ会計の方法 同左
2)ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	2)ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左	2)ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左
3)ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。	3)ヘッジ方針 同左	3)ヘッジ方針 同左
4)ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。	4)ヘッジの有効性評価の方法 同左	4)ヘッジの有効性評価の方法 同左

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
(7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。 5　中間連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。	(7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	(7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　連結キャッシュ・フロー計算書における資金の範囲 同左

会計処理の変更

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
――――――	（固定資産の減損に係る会計基準） 当中間連結会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して519百万円減少しております。この結果、経常利益が519百万円増加し、税金等調整前中間純利益が32,029百万円減少しております。 また、減損損失累計額については、改正後の中間連結財務諸表規則に基づき当該各資産の金額から直接控除しております。 なお、セグメント情報に与える影響については、当該箇所に記載しております。	――――――

表示方法の変更

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）
――――――	（中間連結貸借対照表関係） 前中間連結会計期間まで流動負債の「その他」に含めて表示していた未払法人税等（前中間連結会計期間2,480百万円）は、当中間連結会計期間において独立表示することに変更しました。
（中間連結損益計算書関係） 前中間連結会計期間まで販売費及び一般管理費の「その他」に含めて表示しておりました「雑給」（前中間連結会計期間1,326百万円）については、当中間連結会計期間より人件費に含めて表示しております。	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成15年９月30日）	当中間連結会計期間末 （平成16年９月30日）	前連結会計年度末 （平成16年３月31日）
※１　有形固定資産の減価償却累計額は225,042百万円であります。	※１　有形固定資産の減価償却累計額は233,053百万円であります。	※１　有形固定資産の減価償却累計額は227,779百万円であります。
※２　担保提供資産は次の通りであります。 現金及び預金のうち　30百万円 有価証券のうち　250百万円 有形固定資産のうち　2,599百万円 投資有価証券のうち　1,780百万円 計　4,660百万円 上記物件について、短期・長期借入金2,566百万円及び特定取引前受金3,297百万円等の担保に供しております。	※２　担保提供資産は次の通りであります。 有価証券のうち　1,100百万円 有形固定資産のうち　1,220百万円 投資有価証券のうち　858百万円 計　3,180百万円 上記物件について、短期・長期借入金1,894百万円及び特定取引前受金2,965百万円等の担保に供しております。	※２　担保提供資産は次の通りであります。 有価証券のうち　1,100百万円 有形固定資産のうち　2,577百万円 投資有価証券のうち　929百万円 計　4,607百万円 上記物件について、短期・長期借入金2,582百万円及び特定取引前受金3,333百万円等の担保に供しております。
３　保証債務は次の通りであります。 関係会社の営業上の債務保証他 107百万円	３　保証債務は次の通りであります。 営業上の債務保証他 315百万円	３　保証債務は次の通りであります。 営業上の債務保証他 314百万円
４　輸出受取手形割引高は1,266百万円であります。	４　輸出受取手形割引高は1,511百万円であります。	４　輸出受取手形割引高は1,138百万円であります。
※５　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　597百万円 繰延ヘッジ損失　9百万円 繰延ヘッジ利益（純額）　588百万円	※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　333百万円 繰延ヘッジ利益　32百万円 繰延ヘッジ損失（純額）　301百万円	※５　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　811百万円 繰延ヘッジ損失　5百万円 繰延ヘッジ利益（純額）　805百万円

（中間連結損益計算書関係）

前中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

※１　諸引当金繰入額の主なものは次の通りであります。

貸倒引当金繰入額	190百万円
退職給付引当金繰入額	4,042百万円
役員退職慰労引当金繰入額	73百万円

※２　固定資産売却益の主なものは、土地の売却によるものであります。

※３　固定資産除却損の主なものは、建物及び構築物の除却によるものであります。

※４　――――――

当中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

※１　諸引当金繰入額の主なものは次の通りであります。

退職給付引当金繰入額	3,207百万円
役員退職慰労引当金繰入額	65百万円

※２　固定資産売却益の主なものは、土地の売却によるものであります。

※３　固定資産除却損の主なものは、機械装置及び運搬具、工具器具備品の除却によるものであります。

※４　減損損失

（減損損失を認識した資産グループの概要）

（単位：百万円）

用途・場所	減損損失	
	種類	金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休不動産 静岡県浜松市他	建物及び構築物	39
	土地	521
	計	560
合計	建物及び構築物	22,360
	土地	10,188
	計	32,549

（資産のグルーピングの方法）

当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

（減損損失の認識に至った経緯）

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

※１　諸引当金繰入額の主なものは次の通りであります。

貸倒引当金繰入額	229百万円
退職給付引当金繰入額	7,837百万円
役員退職慰労引当金繰入額	145百万円

※２　固定資産売却益の主なものは、土地の売却によるものであります。

※３　固定資産除却損の主なものは、土地の処分によるものであります。

※４　――――――

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
	（回収可能価額の算定方法） レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4％で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。	
※５　構造改革費用 ＡＶ機器生産現地法人であるYamaha Electronique Alsace S.A.の解散決定に伴う閉鎖関連費用であります。	※５　――――――	※５　構造改革費用 ＡＶ機器生産現地法人であるYamaha Electronique Alsace S.A.の閉鎖関連費用であります。
※６　課徴金 ＥＵ競争法に関して欧州楽器販売現地法人４社が支払った制裁金であります。	※６　――――――	※６　課徴金 ＥＵ競争法に関して欧州楽器販売現地法人４社が支払った制裁金であります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係
現金及び預金勘定　44,248百万円	現金及び預金勘定　42,521百万円	現金及び預金勘定　32,053百万円
預入期間が３ヶ月を超える定期預金　△1,439百万円	預入期間が３ヶ月を超える定期預金　△501百万円	預入期間が３ヶ月を超える定期預金　△808百万円
現金及び現金同等物　42,808百万円	現金及び現金同等物　42,019百万円	現金及び現金同等物　31,245百万円

(リース取引関係)

前中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

(借手側)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,592	1,324	3,916
減価償却累計額相当額（百万円）	1,429	870	2,299
中間期末残高相当額（百万円）	1,162	454	1,616

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料中間期末残高相当額

1年以内	703百万円
1年超	913百万円
合計	1,616百万円

尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	425百万円
減価償却費相当額	425百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2　オペレーティング・リース取引

未経過リース料

1年以内	327百万円
1年超	417百万円
合計	744百万円

当中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

(借手側)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,437	621	3,058
減価償却累計額相当額（百万円）	1,345	246	1,591
中間期末残高相当額（百万円）	1,092	374	1,467

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料中間期末残高相当額

1年以内	643百万円
1年超	823百万円
合計	1,467百万円

尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	412百万円
減価償却費相当額	412百万円

(4) 減価償却費相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年以内	367百万円
1年超	1,028百万円
合計	1,396百万円

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

(借手側)

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,593	606	3,200
減価償却累計額相当額（百万円）	1,413	219	1,633
期末残高相当額（百万円）	1,179	387	1,567

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

1年以内	702百万円
1年超	864百万円
合計	1,567百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	853百万円
減価償却費相当額	853百万円

(4) 減価償却費相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年以内	424百万円
1年超	896百万円
合計	1,321百万円

前中間連結会計期間
（自　平成15年４月１日
至　平成15年９月30日）

（貸手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額、減価償却累計額及び中間期末残高

	工具器具備品
取得価額（百万円）	5,410
減価償却累計額（百万円）	3,685
中間期末残高（百万円）	1,725

(2)　未経過リース料中間期末残高相当額

1年以内	927百万円
1年超	1,788百万円
合計	2,715百万円

尚、未経過リース料中間期末残高相当額は、未経過リース料中間期末残高及び見積残存価額の残高の合計額が営業債権の中間期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。

(3)　受取リース料及び減価償却費

受取リース料	537百万円
減価償却費	302百万円

2　オペレーティング・リース取引

未経過リース料

1年以内	1百万円
1年超	29百万円
合計	30百万円

当中間連結会計期間
（自　平成16年４月１日
至　平成16年９月30日）

（貸手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額、減価償却累計額及び中間期末残高

	工具器具備品
取得価額（百万円）	6,064
減価償却累計額（百万円）	4,223
中間期末残高（百万円）	1,840

(2)　未経過リース料中間期末残高相当額

1年以内	989百万円
1年超	1,946百万円
合計	2,936百万円

尚、未経過リース料中間期末残高相当額は、未経過リース料中間期末残高及び見積残存価額の残高の合計額が営業債権の中間期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。

(3)　受取リース料及び減価償却費

受取リース料	548百万円
減価償却費	328百万円

2　オペレーティング・リース取引

未経過リース料

1年以内	149百万円
1年超	297百万円
合計	447百万円

前連結会計年度
（自　平成15年４月１日
至　平成16年３月31日）

（貸手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1)　リース物件の取得価額、減価償却累計額及び期末残高

	工具器具備品
取得価額（百万円）	5,752
減価償却累計額（百万円）	4,135
期末残高（百万円）	1,616

(2)　未経過リース料期末残高相当額

1年以内	872百万円
1年超	1,615百万円
合計	2,487百万円

尚、未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低い為、「受取利子込み法」により算定しております。

(3)　受取リース料及び減価償却費

受取リース料	1,082百万円
減価償却費	638百万円

2　オペレーティング・リース取引

未経過リース料

1年以内	36百万円
1年超	56百万円
合計	92百万円

（有価証券関係）

前中間連結会計期間末（平成15年９月30日）

1　満期保有目的の債券で時価のあるもの

区分	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
1　国債・地方債等	260	262	1
2　社債	920	924	4
3　その他	2,250	2,264	14
合計	3,430	3,452	21

2　その他有価証券で時価のあるもの

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
1　株式	11,937	20,702	8,764
2　その他	51	45	△5
合計	11,988	20,747	8,759

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

その他有価証券

非上場株式（店頭売買株式を除く）　　6,982百万円

（注）当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状態等の検討により回復可能性を判定しております。

当中間連結会計期間末(平成16年9月30日)

1　満期保有目的の債券で時価のあるもの

区分	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
1　国債・地方債等	260	262	2
2　社債	589	592	2
3　その他	2,349	2,363	13
合計	3,199	3,218	18

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	差額(百万円)
1　株式	11,938	25,924	13,986
2　その他	52	49	△2
合計	11,990	25,974	13,984

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　　7,101百万円

(注)　当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状態等の検討により回復可能性を判定しております。

前連結会計年度末(平成16年３月31日)

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
1　国債・地方債等	260	262	2
2　社債	490	492	2
3　その他	2,250	2,265	14
合計	3,000	3,020	20

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
1　株式	11,937	29,543	17,606
2　その他	51	51	0
合計	11,988	29,594	17,605

3　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　7,050百万円

(注)　当連結会計年度において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

(デリバティブ取引関係)

デリバティブ取引については、前中間連結会計期間、当中間連結会計期間及び前連結会計年度のいずれにおいても、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為記載しておりません。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）

	楽器（百万円）	ＡＶ・ＩＴ（百万円）	リビング（百万円）	電子機器電子金属（百万円）	レクリエーション（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高									
(1) 外部顧客に対する売上高	149,093	33,996	23,195	36,388	10,301	13,313	266,290		266,290
(2) セグメント間の内部売上高又は振替高				1,209			1,209	△1,209	
計	149,093	33,996	23,195	37,598	10,301	13,313	267,500	△1,209	266,290
営業費用	139,402	32,567	22,090	23,436	10,766	12,819	241,083	△1,209	239,873
営業利益又は営業損失(△)	9,690	1,428	1,105	14,161	△464	493	26,416		26,416

（注）１　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

２　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型

当中間連結会計期間(自　平成16年４月１日　至　平成16年９月30日)

	楽器 (百万円)	ＡＶ・ ＩＴ (百万円)	リビング (百万円)	電子機器 電子金属 (百万円)	レクリエーション (百万円)	その他 (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
売上高									
(1) 外部顧客に対する売上高	151,165	36,818	21,214	38,379	9,413	11,592	268,584		268,584
(2) セグメント間の内部売上高又は振替高				1,377			1,377	△1,377	
計	151,165	36,818	21,214	39,757	9,413	11,592	269,962	△1,377	268,584
営業費用	141,270	34,381	21,330	26,565	10,567	11,647	245,761	△1,377	244,384
営業利益又は営業損失(△)	9,895	2,436	△115	13,192	△1,154	△54	24,200		24,200

(注) 1　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

3　会計処理の変更

レクリエーション事業の営業費用(減価償却費)は、当中間連結会計期間から減損会計を適用したことに伴い519百万円減少し、有形固定資産の減価償却方法を定額法から定率法に変更したことに伴い651百万円増加しております。これらの変更により、営業利益は132百万円減少しております。

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	楽器(百万円)	AV・IT(百万円)	リビング(百万円)	電子機器電子金属(百万円)	レクリエーション(百万円)	その他(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失(△)	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056

(注) 1　事業区分の方法
製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

【所在地別セグメント情報】

前中間連結会計期間(自　平成15年4月1日　至　平成15年9月30日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	169,178	40,492	38,124	18,494	266,290		266,290
(2) セグメント間の内部売上高又は振替高	76,700	758	214	33,259	110,932	△110,932	
計	245,879	41,250	38,339	51,754	377,223	△110,932	266,290
営業費用	224,360	39,227	36,047	49,143	348,778	△108,905	239,873
営業利益	21,518	2,023	2,291	2,610	28,444	△2,027	26,416

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

当中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	171,530	39,212	38,894	18,947	268,584		268,584
(2) セグメント間の内部売上高又は振替高	80,113	764	272	33,230	114,380	△114,380	
計	251,643	39,977	39,166	52,177	382,965	△114,380	268,584
営業費用	228,368	37,977	36,933	49,381	352,660	△108,276	244,384
営業利益	23,275	1,999	2,232	2,796	30,304	△6,104	24,200

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………………アメリカ、カナダ

欧州……………………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

前連結会計年度(自　平成15年4月1日　至　平成16年3月31日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2) セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【海外売上高】

前中間連結会計期間(自　平成15年４月１日　至　平成15年９月30日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	41,067	38,989	24,466	104,523
Ⅱ　連結売上高(百万円)				266,290
Ⅲ　連結売上高に占める 海外売上高の割合(%)	15.4	14.6	9.2	39.2

(注) 1　国又は地域の区分は、地理的近接度によっております。
2　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

当中間連結会計期間(自　平成16年４月１日　至　平成16年９月30日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	40,057	39,369	25,377	104,805
Ⅱ　連結売上高(百万円)				268,584
Ⅲ　連結売上高に占める 海外売上高の割合(%)	14.9	14.7	9.4	39.0

(注) 1　国又は地域の区分は、地理的近接度によっております。
2　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

前連結会計年度(自　平成15年４月１日　至　平成16年３月31日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	86,671	83,473	48,552	218,697
Ⅱ　連結売上高(百万円)				539,506
Ⅲ　連結売上高に占める 海外売上高の割合(%)	16.1	15.5	9.0	40.5

(注) 1　国又は地域の区分は、地理的近接度によっております。
2　各区分に属する主な国又は地域
北米……………………………………………アメリカ、カナダ
欧州……………………………………………ドイツ、イギリス
アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（1株当たり情報）

前中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）		当中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）		前連結会計年度 （自　平成15年4月1日 至　平成16年3月31日）	
1株当たり純資産額	1,176.57円	1株当たり純資産額	1,230.33円	1株当たり純資産額	1,259.28円
1株当たり中間純利益	127.38円	1株当たり中間純損失	29.66円	1株当たり当期純利益	210.63円
潜在株式調整後 1株当たり中間純利益	117.52円	潜在株式調整後 1株当たり中間純利益	―円	潜在株式調整後 1株当たり当期純利益	196.01円

（注）1　持分法適用会社1社において転換社債を発行しておりますが、当中間連結会計期間の潜在株式調整後1株当たり中間純利益は、中間純損失が計上されている為、記載しておりません。

2　1株当たり中間（当期）純利益又は中間純損失及び潜在株式調整後1株当たり中間（当期）純利益の算定上の基礎

項目	前中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）	当中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	前連結会計年度 （自　平成15年4月1日 至　平成16年3月31日）
1株当たり中間（当期）純利益金額又は中間純損失金額			
中間（当期）純利益又は中間純損失（△）	26,258百万円	△6,115百万円	43,541百万円
普通株主に帰属しない金額	―	―	121百万円
うち利益処分による役員賞与金	―	―	121百万円
普通株式に係る中間（当期）純利益又は中間純損失（△）	26,258百万円	△6,115百万円	43,419百万円
普通株式の期中平均株式数	206,140千株	206,155千株	206,146千株
潜在株式調整後1株当たり中間（当期）純利益金額			
中間（当期）純利益調整額	△734百万円	―	△846百万円
うち社債利息（税額相当額控除後）	136百万円	―	273百万円
うち持分法による投資利益	△870百万円	―	△1,120百万円
普通株式増加数	11,053千株	―	11,052千株
うち転換社債	11,053千株	―	11,052千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	―	―	―

（重要な後発事象）

前中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）
厚生年金基金の代行部分返上について 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当社及び一部の国内連結子会社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47―２項に定める経過措置を適用せず、厚生年金基金の代行部分過去分返上認可の日に代行部分に係る退職給付債務と年金資産の返還相当額との差額を損益として認識する予定であります。 仮に同実務指針第47―２項に定める経過措置を適用するとした場合には、当期の損益に与える影響見込額は約152億円（特別利益）と試算しておりますが、保有する年金資産の時価の変動や、年金資産の返還額が確定していないことなどから、実際に代行部分過去分返上認可の日において認識される損益は異なる金額となります。	厚生年金基金の代行部分返上について 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。 当連結会計年度の損益に与える影響額は19,790百万円（特別利益）の見込みであります。	―――――

(2)【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間末（平成15年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成16年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成16年３月31日）金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
1 現金及び預金		25,861			23,476			4,630		
2 受取手形		7,698			7,696			7,857		
3 売掛金		41,294			39,483			39,926		
4 棚卸資産		25,101			25,252			23,531		
5 繰延税金資産		8,652			10,735			9,847		
6 その他	※5	2,321			2,627			2,333		
7 貸倒引当金		△1,306			△1,020			△1,489		
流動資産合計			109,623	30.8		108,251	33.3		86,637	25.7
Ⅱ 固定資産										
(1) 有形固定資産	※1									
1 建物		36,054			22,446			35,988		
2 機械及び装置		7,054			7,368			7,079		
3 土地		63,918			51,415			62,575		
4 その他		11,024			8,541			11,894		
有形固定資産合計		118,051			89,772			117,538		
(2) 無形固定資産		110			103			103		
(3) 投資その他の資産										
1 投資有価証券		27,486			32,778			36,371		
2 関係会社株式		62,960			55,226			62,124		
3 繰延税金資産		19,313			20,464			15,610		
4 その他		19,911			19,374			19,594		
5 貸倒引当金		△1,078			△1,075			△950		
投資その他の資産合計		128,593			126,768			132,750		
固定資産合計			246,755	69.2		216,643	66.7		250,392	74.3
資産合計			356,379	100.0		324,895	100.0		337,029	100.0

区分	注記番号	前中間会計期間末（平成15年９月30日） 金額（百万円）		構成比（％）	当中間会計期間末（平成16年９月30日） 金額（百万円）		構成比（％）	前事業年度の要約貸借対照表（平成16年３月31日） 金額（百万円）		構成比（％）
（負債の部）										
Ⅰ 流動負債										
1 支払手形		806			883			741		
2 買掛金		24,518			28,770			21,337		
3 短期借入金		2,912			1,991			1,790		
4 一年以内償還の転換社債		24,317			—			—		
5 一年以内返済の長期借入金		—			17,038			—		
6 未払費用及び未払金	※4	20,745			20,858			27,138		
7 未払法人税等		50			6,584			100		
8 諸引当金		909			1,612			1,102		
9 その他	※5	2,513			1,716			2,254		
流動負債合計			76,772	21.6		79,456	24.4		54,464	16.2
Ⅱ 固定負債										
1 長期借入金		17,338			300			17,338		
2 再評価に係る繰延税金負債		10,160			11,848			10,160		
3 退職給付引当金		44,882			40,069			42,596		
4 役員退職慰労引当金		614			648			658		
5 長期預り金		36,309			29,701			30,935		
6 その他		959			885			893		
固定負債合計			110,264	30.9		83,453	25.7		102,582	30.4
負債合計			187,037	52.5		162,910	50.1		157,046	46.6
（資本の部）										
Ⅰ 資本金			28,533	8.0		28,534	8.8		28,534	8.5
Ⅱ 資本剰余金										
1 資本準備金		40,052			40,054			40,054		
資本剰余金合計			40,052	11.2		40,054	12.3		40,054	11.9
Ⅲ 利益剰余金										
1 利益準備金		4,159			4,159			4,159		
2 任意積立金		65,422			87,212			65,422		
3 中間（当期）未処分利益又は中間未処理損失（△）		23,603			△20,020			27,747		
利益剰余金合計			93,185	26.1		71,351	22.0		97,329	28.9
Ⅳ 土地再評価差額金			2,533	0.7		13,824	4.3		3,648	1.1
Ⅴ その他有価証券評価差額金			5,233	1.5		8,437	2.6		10,622	3.1
Ⅵ 自己株式			△195	△0.0		△218	△0.1		△207	△0.1
資本合計			169,342	47.5		161,984	49.9		179,982	53.4
負債及び資本合計			356,379	100.0		324,895	100.0		337,029	100.0

② 【中間損益計算書】

		前中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)			当中間会計期間 (自 平成16年4月1日 至 平成16年9月30日)			前事業年度の 要約損益計算書 (自 平成15年4月1日 至 平成16年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			179,907	100.0		187,605	100.0		345,354	100.0
Ⅱ 売上原価			127,127	70.7		131,508	70.1		248,139	71.9
売上総利益			52,780	29.3		56,097	29.9		97,214	28.1
延払未実現利益			93			129			241	
合計売上総利益			52,874	29.4		56,226	30.0		97,455	28.2
Ⅲ 販売費及び一般管理費			34,107	19.0		34,867	18.6		70,500	20.4
営業利益			18,767	10.4		21,359	11.4		26,954	7.8
Ⅳ 営業外収益	※1		1,536	0.9		1,400	0.7		2,382	0.7
Ⅴ 営業外費用	※2		540	0.3		184	0.1		1,218	0.4
経常利益			19,763	11.0		22,574	12.0		28,118	8.1
Ⅵ 特別利益			113	0.0		548	0.3		371	0.1
Ⅶ 特別損失	※3,4		758	0.4		33,044	17.6		4,047	1.1
税引前中間(当期)純利益又は税引前中間純損失(△)			19,118	10.6		△9,921	△5.3		24,443	7.1
法人税、住民税及び事業税		50			6,322			100		
法人税等調整額		△220	△170	△0.1	△2,625	3,696	2.0	△1,236	△1,136	△0.3
中間(当期)純利益又は中間純損失(△)			19,288	10.7		△13,617	△7.3		25,579	7.4
前期繰越利益			4,421			3,774			4,421	
土地再評価差額金取崩額			△107			△10,176			△1,221	
中間配当額			—			—			1,031	
中間(当期)未処分利益又は中間未処理損失(△)			23,603			△20,020			27,747	

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 総平均法による原価法 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 (2) デリバティブ 時価法 (3) 棚卸資産 後入先出法による低価法	1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左	1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左
2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 但し、レクリエーション事業に係る施設については定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年)	2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年) (会計処理の変更) レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社のレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当中間会計期間の減価償却費は470百万円増加し、経常利益、税引前中間純利益はそれぞれ470百万円減少しております。	2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 但し、レクリエーション事業に係る施設については定額法によっております。 尚、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年)

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
３　引当金の計上基準 (1) 貸倒引当金 営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当中間期以前に販売された台数に基づき今後の発生見込額を計上しております。 (3) 製品保証引当金 製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。 (4) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) アフターサービス費引当金 同左 (3) 製品保証引当金 同左 (4) 退職給付引当金 同左 (追加情報) 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 なお、重要な後発事象に記載のとおり、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) アフターサービス費引当金 ピアノの調律及び調整費用に充てる為、当期以前に販売された台数に基づき今後の発生見込額を計上しております。 (3) 製品保証引当金 同左 (4) 退職給付引当金 従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。 (追加情報) 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当期末日現在において測定された返還相当額(最低責任準備金)は20,066百万円であり、当該返還相当額(最低責任準備金)の支払が当期末日に行なわれたと仮定して、

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
		「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44－２項を適用した場合に生じる損益の見込額は15,455百万円（利益）です。
(5) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。	(5) 役員退職慰労引当金 同左	(5) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、期末要支給額を計上しております。
4　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4　外貨建の資産及び負債の本邦通貨への換算基準 同左	4　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5　リース取引の処理方法 同左	5　リース取引の処理方法 同左
6　ヘッジ会計の方法 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。	6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左	6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	(2) ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左	(2) ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左
(3) ヘッジ方針 社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。	(3) ヘッジ方針 同左	(3) ヘッジ方針 同左

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
(4) ヘッジ有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。 ７　その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理 税抜方式によっております。	(4) ヘッジ有効性評価の方法 同左 ７　その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左	(4) ヘッジ有効性評価の方法 同左 ７　その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左

会計処理の変更

前中間会計期間 (自　平成15年４月１日 至　平成15年９月30日)	当中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	前事業年度 (自　平成15年４月１日 至　平成16年３月31日)
――――――	(固定資産の減損に係る会計基準) 当中間会計期間から「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号)を適用しております。 この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して519百万円減少しております。この結果、経常利益が519百万円増加し、税引前中間純利益が32,029百万円減少しております。 また、減損損失累計額については、改正後の中間財務諸表等規則に基づき当該各資産の金額から直接控除しております。	――――――

注記事項

(中間貸借対照表関係)

前中間会計期間末 (平成15年９月30日)	当中間会計期間末 (平成16年９月30日)	前事業年度末 (平成16年３月31日)
※１　有形固定資産の減価償却累計額は121,148百万円であります。	※１　有形固定資産の減価償却累計額は131,476百万円であります。	※１　有形固定資産の減価償却累計額は121,428百万円であります。
２　保証債務は次の通りであります。 金融機関からの借入 ㈱キロロ開発公社　880百万円 その他　30百万円	２　保証債務は次の通りであります。 金融機関からの借入 浜松ケーブルテレビ㈱　220百万円 (実質的に保証している金額は13百万円です) その他　31百万円	２　保証債務は次の通りであります。 金融機関からの借入 ㈱キロロ開発公社　410百万円 浜松ケーブルテレビ㈱　220百万円 (実質的に保証している金額は13百万円です) その他　34百万円
３　輸出受取手形割引高は5,154百万円であります。	３　輸出受取手形割引高は4,367百万円であります。	３　輸出受取手形割引高は4,434百万円であります。
※４　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、未払費用及び未払金に含めて表示しております。	※４　消費税等の取扱い 同左	※４　――――――
※５　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　597百万円 繰延ヘッジ損失　－百万円 繰延ヘッジ利益(純額)　597百万円	※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　333百万円 繰延ヘッジ利益　6百万円 繰延ヘッジ損失(純額)　327百万円	※５　繰延ヘッジ利益の内訳は次の通りであります。 繰延ヘッジ利益　811百万円 繰延ヘッジ損失　1百万円 繰延ヘッジ利益(純額)　810百万円

（中間損益計算書関係）

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
※１　営業外収益の主なものは次の通りであります。 受取利息　22百万円 受取配当金　1,213百万円	※１　営業外収益の主なものは次の通りであります。 受取利息　15百万円 受取配当金　907百万円	※１　営業外収益の主なものは次の通りであります。 受取利息　41百万円 受取配当金　1,585百万円
※２　営業外費用の主なものは次の通りであります。 支払利息　119百万円 社債利息　231百万円	※２　営業外費用の主なものは次の通りであります。 支払利息　94百万円	※２　営業外費用の主なものは次の通りであります。 支払利息　212百万円 社債利息　461百万円
※３　――――――	※３　特別損失の主なものは次の通りであります。 減損損失　32,549百万円	※３　特別損失の主なものは次の通りであります。 固定資産除却損　2,058百万円 子会社株式評価損　1,192百万円
※４　――――――	※４　減損損失（下記参照）	※４　――――――

（当中間会計期間）

※４　減損損失

（減損損失を認識した資産グループの概要）

（単位：百万円）

用途・場所	減損損失	
	種類	金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休不動産 静岡県浜松市他	建物及び構築物	39
	土地	521
	計	560
合計	建物及び構築物	22,360
	土地	10,188
	計	32,549

（資産のグルーピングの方法）

当社は、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

（減損損失の認識に至った経緯）

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

前中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	当中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	前事業年度 (自　平成15年4月1日 至　平成16年3月31日)
	(回収可能価額の算定方法) レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。	
5　減価償却実施額は次の通りであります。 有形固定資産　3,398百万円	5　減価償却実施額は次の通りであります。 有形固定資産　3,536百万円	5　減価償却実施額は次の通りであります。 有形固定資産　6,691百万円

(リース取引関係)

前中間会計期間(自 平成15年4月1日 至 平成15年9月30日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額(百万円)	2,067	108	2,175
減価償却累計額相当額(百万円)	1,118	54	1,173
中間期末残高相当額(百万円)	948	53	1,002

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料中間期末残高相当額

1年以内	517百万円
1年超	484百万円
合計	1,002百万円

尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	301百万円
減価償却費相当額	301百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2 オペレーティング・リース取引

未経過リース料

1年以内	76百万円
1年超	17百万円
合計	93百万円

当中間会計期間(自 平成16年4月1日 至 平成16年9月30日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	その他	合計
取得価額相当額(百万円)	2,055	95	2,150
減価償却累計額相当額(百万円)	1,119	52	1,172
中間期末残高相当額(百万円)	936	42	978

尚、取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料中間期末残高相当額

1年以内	501百万円
1年超	477百万円
合計	978百万円

尚、未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	326百万円
減価償却費相当額	326百万円

(4) 減価償却費相当額の算定方法

同左

2 オペレーティング・リース取引

未経過リース料

1年以内	38百万円
1年超	23百万円
合計	62百万円

前事業年度(自 平成15年4月1日 至 平成16年3月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	工具器具備品	その他	合計
取得価額相当額(百万円)	2,136	94	2,231
減価償却累計額相当額(百万円)	1,121	53	1,174
期末残高相当額(百万円)	1,015	41	1,056

尚、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

1年以内	540百万円
1年超	516百万円
合計	1,056百万円

尚、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低い為、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

支払リース料	614百万円
減価償却費相当額	614百万円

(4) 減価償却費相当額の算定方法

同左

2 オペレーティング・リース取引

未経過リース料

1年以内	64百万円
1年超	31百万円
合計	96百万円

（有価証券関係）

前中間会計期間末(平成15年９月30日)

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
関連会社株式	11,418	76,615	65,197

当中間会計期間末(平成16年９月30日)

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
関連会社株式	11,418	107,610	96,191

前事業年度末(平成16年３月31日)

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
関連会社株式	11,418	92,209	80,791

（１株当たり情報）

中間連結財務諸表を作成している為、記載を省略しております。

（重要な後発事象）

前中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	当中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）
厚生年金基金の代行部分返上について 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 当社は「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47―２項に定める経過措置を適用せず、厚生年金基金の代行部分過去分返上認可の日に代行部分に係る退職給付債務と年金資産の返還相当額との差額を損益として認識する予定であります。 仮に同実務指針第47―２項に定める経過措置を適用するとした場合には、当期の損益に与える影響見込額は約129億円（特別利益）と試算しておりますが、保有する年金資産の時価の変動や、年金資産の返還額が確定していないことなどから、実際に代行部分過去分返上認可の日において認識される損益は異なる金額となります。	厚生年金基金の代行部分返上について 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。 当事業年度の損益に与える影響額は16,747百万円（特別利益）の見込みであります。	―――――

(2) 【その他】

平成16年11月２日の中間決算取締役会において、平成16年９月30日現在の株主名簿（実質株主名簿を含む）に記載された株主に対し、第181期中間配当金として１株につき7.5円（総額1,547,559,113円）を支払うことを決議しました。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第180期)	自　平成15年４月１日 至　平成16年３月31日	平成16年６月28日 関東財務局長に提出。
(2)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）の規定に基づくもの		平成16年７月１日 関東財務局長に提出。
		企業内容等の開示に関する内閣府令第19条第２項第12号及び第19号（財政状態及び経営成績に著しい影響を与える事象）の規定に基づくもの		平成16年12月６日 関東財務局長に提出。
(3)	自己株券買付状況報告書	報告期間	自　平成16年３月１日 至　平成16年３月31日	平成16年４月５日 関東財務局長に提出。
		報告期間	自　平成16年４月１日 至　平成16年４月30日	平成16年５月10日 関東財務局長に提出。
		報告期間	自　平成16年５月１日 至　平成16年５月31日	平成16年６月１日 関東財務局長に提出。
		報告期間	自　平成16年６月１日 至　平成16年６月25日	平成16年７月１日 関東財務局長に提出。

独立監査人の中間監査報告書

平成15年12月16日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

代表社員
関与社員　公認会計士　木　下　邦　彦　㊞

代表社員
関与社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、ヤマハ株式会社及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載のとおり、会社及び一部の国内連結子会社は、厚生年金基金の代行部分について、平成15年11月１日に厚生労働大臣から将来分支給義務免除の認可を受けている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成16年12月16日

ヤマハ株式会社

取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	木	下	邦	彦	㊞
指定社員 業務執行社員	公認会計士	河	西	秀	治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、ヤマハ株式会社及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

1. 会計処理の変更に記載のとおり、当中間連結会計期間から、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間連結財務諸表を作成している。
2. 重要な後発事象に記載のとおり、会社及び一部の国内連結子会社は、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けている。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成15年12月16日

ヤマハ株式会社

取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	木	下	邦	彦	㊞
代表社員 関与社員	公認会計士	河	西	秀	治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成15年４月１日から平成16年３月31日までの第180期事業年度の中間会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、ヤマハ株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

追記情報

重要な後発事象に記載のとおり、会社は、厚生年金基金の代行部分について、平成15年11月１日に厚生労働大臣から将来分支給義務免除の認可を受けている。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成16年12月16日

ヤマハ株式会社
取締役会　御中

新日本監査法人

指定社員
業務執行社員　公認会計士　木　下　邦　彦　㊞

指定社員
業務執行社員　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成16年４月１日から平成17年３月31日までの第181期事業年度の中間会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、ヤマハ株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1. 会計処理の変更に記載のとおり、当中間会計期間から、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間財務諸表を作成している。
2. 重要な後発事象に記載のとおり、会社は、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けている。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

2004年12月21日

音楽制作用コンピューターソフト大手
独　スタインバーグ社(Steinberg Media Technologies GmbH)の
普通株式全株を米国親会社より取得で基本合意

ハード・ソフトの融合で音楽制作市場への取り組み強化

ヤマハ株式会社（本社：静岡県浜松市中沢町10-1　社長：伊藤　修二）は、ビデオ編集システム製造・販売を行うPinnacle Systems Inc.（本社：米　カリフォルニア州、以下ピナクル社）による、同社傘下のSteinberg Media Technologies GmbH（本社：独　ハンブルク市、以下スタインバーグ社）の普通株式100%譲渡に関わる非公開競争入札に参加して普通株式全株の取得をすることで基本合意し、米国現地時間の20日、契約書に調印いたしました。
また、あわせて米国での販売事業の譲渡を受けることとなりました。



スタインバーグ社は、「Cubase（キューベース）」、「NUENDO（ヌエンド）」など音楽制作用コンピューターソフトウェアでトップシェアを有する企業で1984年に設立、2003年1月にピナクル社に買収され同社傘下となっていました。
当社とは、1990年代半ばに、コンピューターミュージック用製品の同梱ソフトウェアへの採用などで関係があり、本年の4月からは、当社のハードウェア製品とスタインバーグ社のソフトウェアとの有機的な融合を実現するための共同開発プロジェクト「STUDIO CONNECTIONS（スタジオ・コネクションズ）」をスタートさせるなど協力関係を深めていました。

今回、スタインバーグ社の全株式を所有するピナクル社から、非公開競争入札という形で株式譲渡の意向が示されました。当社としては、今後の音楽制作市場での成長、販売拡大を目指す中、スタインバーグ社の保有するソフトウェア開発の高い技術力、知的所有権などの資産を当社グループ内に取込み、これまでの共同開発プロジェクトの取り組みをさらに強化することが、今後の極めて有力な競争力となるものと判断し、この非公開競争入札に参加することを決定、今回の普通株式全株の取得となりました。

□　今回の合意概要

1．　当社はピナクル社からスタインバーグ社の普通株式全株の譲渡を受ける。

2．　ピナクル社の展開している米国国内販売事業の営業譲渡を受ける。
　＊　当社では100%出資の米国販売現地法人Yamaha Corporation of America
　　（略称YCA）がスタインバーグ社製ソフトウェアの米国国内販売を担当する予定です。
　＊　米国以外の地域における販売・サポートについては、スタインバーグ社の販売網を

そのまま継続します。

上記に伴う譲渡額は、2,850万ドルです。なお、実際の株式等の譲渡につきましては、法的な手続きを終えた後、2005年1月末までの完了を予定しています。

当社は、今回のスタインバーグ社の株式取得を契機として、従来から進めていた「スタジオ・コネクションズ」プロジェクトの推進を一層強化し、シンセサイザーやデジタルミキサーなどの
ハードウェア製品とソフトウェアのシームレスな技術融合を目指し、アマチュアからプロフェッショナルまで幅広い音楽制作におけるユーザーの利便性の向上を通じて市場拡大を目指していきます。

□ 関係各社の概要

「スタインバーグ社」の概要

正式社名	:	Steinberg Media Technologies GmbH
所　　在	:	Neuer Höltigbaum 22-32, 22143 Hamburg, Germany
設　　立	:	1984年
資本系列	:	2003年1月より米国 Pinnacle Systems Inc. 傘下
代　　表	:	Andreas Stelling　(General Manager)
従業員数	:	62人
主要事業	:	音楽制作用コンピューターソフトウェア開発、販売
主要製品	:	「Cubase」「NUENDO」などのデジタルオーディオワークステーションソフト
売　　上	:	約1,300万ユーロ
総資産	:	約430万ユーロ

「ピナクル社」の概要

正式社名	:	Pinnacle Systems Inc.
所　　在	:	280 North Bernardo Avenue Mountain View, CA 94043, USA
設　　立	:	1986年
代　　表	:	Patti S. Hart　(Chairman and CEO)
従業員数	:	約1,000人
主要事業	:	ビデオ編集システム製造・販売
売　　上	:	約3億3000万ドル
総資産	:	約3億1000万ドル

以上

この件に関するお問合せ先

ヤマハ株式会社

広報部広報・IRグループ

〒108-8568　東京都港区高輪2-17-11

TEL 03-5488-6601

December 21, 2004
YAMAHA CORPORATION

YAMAHA reaches basic agreement to acquire all common stock of Germany-based Steinberg Media Technologies GmbH from Pinnacle Systems

Hardware/software integration to strengthen positions in music creation and sound equipment markets

YAMAHA CORPORATION (with its head office in 10-1, Nakazawa-cho, Hamamatsu-shi, Shizuoka; President: Shuji Ito) announces that it has reached a basic agreement to acquire100% of the common stock of Steinberg Media Technologies GmbH, a division of Pinnacle Systems, Inc., a California-based maker and seller of video editing systems. The acquisition, which includes Steinberg's US sales operations, took place through closed competitive bidding on December 20, 2004, US local time.

Founded in 1984, Steinberg Media Technologies is the market share leader in computer software used to produce music. Steinberg became part of the Pinnacle Systems Group in January 2003.

In the mid 1990s, YAMAHA forged a relationship with Steinberg by using its computer music products and bundled software. In April 2004, YAMAHA and Steinberg deepened their cooperative relationship with the Studio Connections initiative, a joint-development project to seamlessly integrate YAMAHA's hardware products with Steinberg's software.

Now, YAMAHA has reached agreement to acquire all of Steinberg's common stock through closed competitive bidding. Eying growth in the music creation market and expanded sales of sound equipment, YAMAHA has incorporated Steinberg's assets, including its strong technical capabilities in software development and intellectual property, into its Group efforts and further strengthened these activities through joint-development projects. Having determined that Steinberg's competitive capabilities will be very formidable going forward, YAMAHA decided to acquire all of that company's common stock through participation in closed competitive bidding.

Outline of agreement

1. YAMAHA will acquire all of Steinberg Media Technologies' common stock from Pinnacle Systems.

2. YAMAHA will acquire Steinberg's US sales business operated by Pinnacle*.
   * YAMAHA plans for its wholly owned US sales subsidiary Yamaha Corporation of America (YCA) to oversee US sales of software developed by Steinberg.

3. The total acquisition amount is $28.5M. This acquisition will be effective in late January 2005 after the necessary legal steps were all taken.

With the acquisition of Steinberg, YAMAHA plans to further promote the Studio Connection initiative and realize seamless technical integration of hardware, such as synthesizers and digital mixers, and software. Another goal of the acquisition is to expand the market by making it easier for both general users and professionals alike to create music in a broad variety of genres.

Overviews of companies involved

Steinberg Media Technologies GmbH

Name: Steinberg Media Technologies GmbH
Address: Neuer Höltigbaum 22-32, 22143 Hamburg, Germany
Established: 1984
Capital ties: Became part of Pinnacle Systems, Inc., in January 2003
Representative: Andreas Stelling
Employees: 62
Major business: Development of music software
Major products: Digital audio work station software (Nuendo and Cubase)
Sales: Approx.13 million euros
Total assets: Approx. 4.3 million euros

Pinnacle Systems, Inc.

Name: Pinnacle Systems, Inc.
Address: 280 North Bernardo Avenue Mountain View, CA 94043, USA
Established: 1986
Representative: Patti S. Hart
Employees: Approx.1,000
Major business: Manufacture and sales of video editing systems
Sales: Approx. $330 million
Total assets: Approx. $310 million

For further information, please contact

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Mike Tanaka
(E-mail address: misao_tanaka@gmx.yamaha.com)
17-11, Takanawa 2-chome, Minato-ku
Tokyo 108-8568, Japan
Tel: +81-3-5488-6601